Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

February 12, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub:	Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Update on the USFDA inspection at the Company’s R&D centre (Integrated Product Development Organisation or IPDO) in Bachupally, Hyderabad

In furtherance to our intimation dated December 8, 2023, on the inspection conducted by the United States Food & Drug Administration (USFDA) at the Company’s R&D centre (Integrated Product Development Organisation or IPDO) in Bachupally, Hyderabad, we wish to inform you that the USFDA has classified the inspection as Voluntary Action Indicated (VAI).

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR